Bryan Cave LLP

One Atlantic Center, Fourteenth Floor

1201 West Peachtree Street Northwest

Atlanta, Georgia 30309

December 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-701

Attention: Ms. Pamela Long, Assistant Director

RE:	Berry Plastics Group, Inc.

Registration Statement on Form S-4

File No. 333-213803

Dear Ms. Long:

On behalf of our client Berry Plastics Group, Inc. (the “Berry”), please find responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letters dated November 22, 2016 and December 1, 2016, regarding Amendment No. 1 to Berry’s Registration Statement on Form S-4 (File No. 333-213803) filed on November 8, 2016 (the “Registration Statement”). These responses are based on information provided to us by Berry, AEP Industries Inc. (“AEP”) and their respective representatives.

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by the response. Concurrently with this correspondence, Berry is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments below. The page numbers in the responses to the comments below refer to pages of Amendment No. 2. Terms not defined in this letter shall have the meanings given to such terms in Amendment No. 2. In view of the filing of Berry’s Annual Report on Form 10-K for the year ended October 1, 2016 and pursuant to our conversations with the Staff, Amendment No. 2 also includes the information required under Item 18 of Form S-4 with respect to Berry for its most recent fiscal year.

Staff Letter Dated December 1, 2016

1.	We note your response to comment one of our letter dated November 22, 2016. We continue to believe that the nature of the consideration to be received by shareholders in the merger is material to their investment decisions whether to approve the merger. We note in your response letter dated November 29, 2016, that you state that re-solicitation is not necessary because AEP will be soliciting votes from AEP stockholders having

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

December 8, 2016

fully disclosed to such stockholders that the merger consideration to be received in the mergers will comprise, depending on the occurrence or non-occurrence of the specified events, two alternatives. Please note that Exchange Act Rule 14a-4(a)(3) requires the form of proxy to identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. Proposal No. 1 appears to submit two separate matters for the approval of AEP shareholders since the shareholders will receive a different form of consideration (all cash) if Berry selects the Alternative Funding Election. Please unbundle Proposal No. 1 to allow for shareholders to vote on each form of merger consideration. Alternatively, please provide us with an analysis as to why unbundling of Proposal No. 1 is not necessary under these facts and circumstances. Please refer to Rule 14a-4(a)(3).

Response: In response to the Staff’s comment, Amendment No. 2 and the accompanying form of proxy and election materials reflect that separate proposals will be submitted to AEP stockholders to adopt the merger agreement with respect to the stock/cash consideration (the “base merger consideration proposal”) and to adopt the merger agreement with respect to the alternative all cash consideration (the “alternative merger consideration proposal”).

Staff Letter Dated November 22, 2016

General

1.	We note your disclosure that AEP will not re-solicit votes from its stockholders regarding adoption of the merger agreement in the event that Berry makes the Alternative Funding Election. We note that delivery of the tax opinions and the absence of a parent material adverse event are closing conditions to the merger. We note that Berry may select the Alternative Funding Election if (1) AEP provides written notice to Berry that there is a parent material adverse effect (as defined in the merger agreement) or (2) that the written tax opinion that the mergers will be treated as a “reorganization” for U.S. federal income tax purposes required to be delivered to AEP in connection with the mergers cannot be delivered. It is our position that that re-solicitation is generally required when companies waive material conditions to a merger. For example, in Section III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011), the Staff takes the position that a registrant must undertake to recirculate and resolicit if the tax opinion condition is waived and the change in tax consequences is material. Further, we believe that the nature of the consideration to be received by shareholders in the merger is material to their investment decision whether to approve the merger. Therefore, we believe that you should resolicit shareholders if Berry selects the Alternative Funding Election to give investors an opportunity to separately consider the merger on those terms. Please revise accordingly, or provide a legal analysis supporting your belief that a re-solicitation is not necessary.

Response: Berry previously responded to this comment by letter dated November 29, 2016, which the Staff responded to in its comment letter December 1, 2016 that appears above. Please refer to the above response to the Staff’s comment letter dated December 1, 2016.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 21

Description of Transactions, page 25

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

December 8, 2016

2.	Please expand your disclosures for the acquisition of AVINTIV to state the percentage of voting equity interest acquired. Please refer to ASC 805-10-50-2.b. In this regard, we note an allocation to non-controlling interest in footnote (1) on page 26.

Response: The significance of the AEP acquisition under each of the tests sets forth in Rule 3-05 of Regulation S-X is less than 20% as measured against Berry’s consolidated financial statements included in its Form 10-K for the fiscal year ended October 1, 2016. Accordingly, Amendment No. 2 does not include pro forma financial information under Article 11 of Regulation S-X since the acquisition of AEP is not significant under Regulation S-X. The following table sets forth the significance calculations for the acquisition of AEP under Rule 3-05:

($ in millions)	AEP Purchase Price (1)	Berry Total Assets (2)	Significance Percentage
Investment Test	$ 735	$ 7,653	9.6%

	AEP Total Assets (3)	Berry Total Assets (2)
Total Asset Test	$ 469	$ 7,653	6.1%

	AEP Pre-Tax Income (3)	Berry Pre-Tax Income (2)
Pre-Tax Income Test	$ 44	$ 308	14.4%

(1)	An all-cash transaction would imply a purchase price of $735 million, including the assumption of $147 million of AEP net debt as of July 31, 2016.
(2)	As reported in Berry’s Form 10-K for the fiscal year ended October 1, 2016.
(3)	As reported in AEP’s most recently filed Form 10-K for the fiscal year ended October 31, 2015.

For the Staff’s information, Berry acquired 100% of the capital stock of AVINTIV in October 2015. AVINTIV’s operating results have been included in Berry’s consolidated financial information for the year ended October 1, 2016. The purchase price allocation to “non-controlling interest” relates to a minority interest in Provindência Industria e Comercia (“Providência”), a majority-owned subsidiary of AVINTIV as of Berry’s acquisition of AVINTIV. During fiscal 2016, Berry acquired the remaining ownership interest in Providência for $66 million. Berry included additional disclosures in its recently filed Form 10-K (in Note 2 and Note 15) to clarify the AVINTIV purchase price allocation.

Balance Sheet, page 26

3.	Please revise footnote (1) to separately present assets acquired from liabilities assumed (i.e., separately present other assets from long-term liabilities). Please also address this comment for the purchase price allocation for the AEP merger.

Response:

We respectfully note that Berry has excluded pro forma financial information from Amendment No. 2 for reasons explained in the response to comment 2 above.

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

December 8, 2016

For the Staff’s information, Berry has separately presented other assets from other long-term liabilities in its recently filed Form 10-K (in Note 2) to clarify the AVINTIV purchase price allocation.

4.	Please tell us why you are recognizing deferred purchase price as part of your purchase price allocation. Refer to ASC 805-30-30-7 for guidance. If this amount represents contingent consideration, please provide the disclosures required by ASC 805-30-50-1.c.

Response:

We respectfully note that Berry has excluded pro forma financial information for reasons explained in the response to comment 2 above.

For the Staff’s information, the deferred purchase price is a preacquisition contingency that relates to certain tax claims of Providência at the time Providência was acquired by AVINTIV that Berry has recognized in accordance with ASC 805.  If the claims are resolved in the Berry’s favor, the preacquisition contingency will be paid to the legacy Providência shareholders.  However, if Berry or Providência incur actual tax liability in respect to these claims, the amount of preacquisition contingency will be reduced by the amount of such actual tax liability.  Berry included additional disclosures in its recently filed Form 10-K (in Note 2) to clarify the AVINTIV purchase price allocation.

5.	Please tell us why you are including an adjustment for spare parts reclassification from property and equipment to inventory, as AVINTIV is included in Berry’s historical column.

Response:

We respectfully note that Berry has excluded pro forma financial information for reasons explained in the response to comment 2 above.

For the Staff’s information, a portion of AVINTIV’s spare parts were reclassified on the balance sheet to be consistent with Berry’s presentation.

6.	Please expand footnote (b) to provide a more specific description of what the settlement receivable is and the specific facts and circumstances that led to the adjustment, which should clarify whether the adjustment is a measurement period adjustment offset to goodwill or current period change in estimate impacting the income statement.

Response:

We respectfully note that Berry has excluded pro forma financial information for reasons explained in the response to comment 2 above.

For the Staff’s information, we note that Berry is still in the process of reaching a settlement on the purchase price with the AVINTIV sellers and has recorded an estimate as of October 1, 2016. Berry does not expect the final settlement of the purchase price to have a material

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

December 8, 2016

impact on the financial statements. Berry included additional disclosures in its recently filed Form 10-K (in Note 2) to clarify this topic.

7.	Please expand footnote (c) to provide sufficient information to allow an investor to understand how you arrived at the adjustment amount. Please see footnote (h) as an example.

Response:

We respectfully note that Berry has excluded pro forma financial information for reasons explained in the response to comment 2 above.

8.	Please help us better understand what the pushdown adjustment referenced in footnote (d) is and how you determined this adjustment is appropriate for the acquisition of AVINTIV reflected in Berry’s consolidated pro forma financial statements, including how you determined the adjustment is factually supportable.

Response:

We respectfully note that Berry has excluded pro forma financial information for reasons explained in the response to comment 2 above.

9.	We note your statement on page 25 that the aggregate consideration is estimated to be $735 million, including AEP’s net debt. Please expand your disclosures to reconcile the $587 million for the cash and equity issuance fair value and the $204 million repayment of the outstanding notes with the $735 million aggregate consideration to provide investors with the components of the total purchase price. Please also reconcile this disclosure with the allocation in footnote (j).

Response:

We respectfully note that Berry has excluded pro forma financial information for reasons explained in the response to comment 2 above.

For the Staff’s information, the total estimated purchase price of approximately $735 million includes the assumption of approximately $147 million of AEP net debt, reflecting both AEP reported outstanding debt and cash as of July 31, 2016. Berry included additional disclosures in its recently filed Form 10-K (in Note 18) to clarify the AEP assumed purchase price.

Statement of Operations, page 29

10.	Please expand footnote (m) to clarify why your adjustment is decreasing depreciation when you indicate in your adjustment is to increase depreciate for the step up in the valuation of tangible assets.

Response:

We respectfully note that Berry has excluded pro forma financial information for reasons explained in the response to comment 2 above.

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

December 8, 2016

11.	Please expand footnote (p) to disclose the specific rate you are using to calculate interest expense. Please tell us why you are using 1% for LIBOR, as it appears that the 1-year LIBOR rate is above this percentage. Please also disclose the effect on income of a 1/8 percent variance on interest rates. Please also address this comment in footnote (t).

Response:

We respectfully note that Berry has excluded pro forma financial information for reasons explained in the response to comment 2 above.

12.	We note from footnote (q) that you are recognizing a $53 million tax benefit from the release of a valuation allowance for AVINTIV’s net operating losses. Please help us understand why you are recognizing the release of the valuation allowance in the income statement rather than as part of the purchase price allocation.

Response:

We respectfully note that Berry has excluded pro forma financial information for reasons explained in the response to comment 2 above.

*         *         *         *

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

December 8, 2016

Please contact me (404-572-6785) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Eliot W. Robinson
Eliot W. Robinson, Esq.

cc:	Tracey Houser
Melissa Rocha
David Korvin
Asia Timmons-Pierce
Securities and Exchange Commission

Jason K. Greene, Esq.
Berry Plastics Group, Inc.

Louis C Spelios, Esq.
Bryan Cave LLP

Paul M. Feeney
AEP Industries, Inc.

Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Michael S. Ben, Esq.
Meredith Ervine, Esq.
Honigman Miller Schwartz and Cohn LLP